October 13, 2009

Terence O’Brien
Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Fushi Copperweld, Inc.

Form 10-Q for the period ended June 30, 2009

File No. 1-33669

Dear Mr. O’Brien:

We are submitting this correspondence via the EDGAR system in response to a comment letter issued by the Staff of the Securities and Exchange Commission (the “Commission”) on October 1, 2009 (the “Comment Letter”).  The discussion below reflects our responses to the Comment Letter and is presented in the order of the numbered comments in the Staff’s letter.

Form 10-Q for the period ended June 30, 2009

Note 2 — Summary of Significant Accounting Policies, page 7

1.
We have read your response to comment 1. You state on page 7 that the accompanying consolidated financial statements include the financial statements of Fushi and its wholly owned subsidiaries, Fushi Holdings, Fushi International, Copperweld, Copperweld UK and its “100% variable interest entity Dalian Fushi.” You also state that the Company has concluded that Dalian Fushi is a VIE and that the Company is the primary beneficiary and that under the requirements of FIN 46R, the Company consolidated the financial statements of Dalian Fushi. Please tell us what a 100% VIE is and the percentage of this VIE that you actually own. Please provide your analysis of how you satisfy the consolidation requirements of FIN 46R. Your analysis should (1) clearly identify which of the conditions in paragraph 5 of FIN 46R that Dalian Fushi meets, (2) your calculation that demonstrates the amount of the equity investment at risk necessary to permit an entity to finance its activities without additional subordinated financial support pursuant to paragraphs 9 and 10, (3) support your conclusion that you are the primary beneficiary pursuant to paragraph 14 of FIN 46R. Specifically, your analysis should provide your calculation that demonstrates that you will absorb a majority of each entity’s expected losses, receive a majority of each entity’s expected residual returns, or both, as illustrated in Appendix A.

Response:  Dalian Fushi International Bimetallic Cable Co., Ltd (“Fushi International”) actually owns 0% of Dalian Fushi Bimetallic Manufacturing Co., Ltd (“Dalian Fushi”). On page 7, when we refer to a 100% VIE, we mean that Fushi International has  100% of the voting rights with respect to Dalian Fushi and Dalina Fushi has 100% financial obligation to Fushi International.

Dalian Fushi is considered a Variable Interest Entity (“VIE”) and is consolidated due to the following:

First, Dalian Fushi is not self supportive. In accordance with paragraph 5 of FIN 46R, “An entity shall be subject to consolidation according to the provisions of this Interpretation if, by design, the conditions in a, b, or c exist:” and “condition a. The total equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders”.

Dalian Fushi has no revenues and its condensed balance sheet as of June 30, 2009 is as below:

Current Assets	689,748
Non-current Assets	54,289,645
Total Assets	54,979,394
Other Payable	27,669
Payables to Fushi International	21,956,808
Equity	32,994,917
Total Equity and Liabilities	54,979,394

Although the equity investment of Dalian Fushi at risk is over 10% of total assets, it is almost all employed in Non-current assets (primarily $47 million office buildings) and not sufficient to finance its ongoing operating expenses (mainly office building maintenance costs) without additional financial support from Fushi International. Also, Dalian Fushi owes $22 million to Fushi International for constructing the office buildings.

Second, Dalian Fushi has inadequate rights to make significant decisions about the entity’s activities. On December 13, 2005, Fushi International, Dalian Fushi and its registered shareholders have entered into an Entrusted Management Agreement, pursuant to which, Fushi International will manage Dalian Fushi's operations and assets, and control all of Dalian Fushi's cash flow through an entrusted bank account. In turn, it will be entitled to any of Dalian Fushi's net profits as a management fee, and will be obligated to pay all Dalian Fushi payables and loan payments. In addition, Fushi International, Dalian Fushi and its registered shareholders have entered into a Voting Proxy Agreement, pursuant to which, the Dalian Fushi shareholders irrevocably and exclusively appointed the members of the board of directors of Fushi International as their proxy to vote on all matters that require Dalian Fushi shareholder approval.

Third, Fushi International is the primary beneficiary of Dalian Fushi. In accordance with paragraph 14 of FIN 46R, “An enterprise shall consolidate a variable interest entity if that enterprise has a variable interest (or combination of variable interests) that will absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both.” According to the Share Pledge Agreement between Fushi International, Dalian Fushi and its registered shareholders, the Dalian Fushi shareholders pledged all of their equity interests in Dalian Fushi, including the proceeds thereof, to guarantee all of Fushi International's rights and benefits under the Agreements. Prior to termination of this Share Pledge Agreement, the pledged equity interests cannot be transferred without Fushi International's prior consent.

Management’s Discussion and Analysis, page 48  Overview, page 49

2.
We have read your response to comment 4. Please clarify the disclosure in future filings since the language on page 51 states that the $9.1 million increase relates to the most recent three month period, when in fact the cash flows in the most recent three month period decreased.

Response:  We will clarify the disclosure in future filings that we compare year to date period performance with the comparable period in the prior year.

Results of Operations, page 52

3.
We have read your response to comment 5. We had asked you to tell us the extent to which the underabsorption of manufacturing overhead impacted operating income and gross margin in the US segment for the quarter. However, this information has not been provided to us. If the impacts are not material, so state.

Response:  In the US segment, manufacturing overhead accounted for 21% of net sales in Q2 2009 compared to 15% of net sales in Q2 2008. Our US segment capacity utilization rate was approximately 28.3% year-to-date as of June 30, 2009 compared to 42.9% in the similar period in fiscal year 2008.  Gross margins were negatively affected due to operating at fractional capacity, but were offset by significant cost savings initiatives implemented by management which included employee reductions and restructuring.  Additionally, raw material changes were incorporated; lowering cost, thereby lowering COGS, and thereby offsetting gross margin reductions realized due to underabsorption of manufacturing.

Liquidity and Capital Resources page 70

4.
We have read your response to comment 6. Please tell us why the $6.3 million in intracompany loans made during the six months ended June 30, 2009 are not reflected as a financing activity in the Schedule I Statement of Cash Flows. If the net intercompany payables that are classified in operating activities are actually loans, then please tell us why classification within financing activities is not appropriate.

Response:  The net intercompany payables classified in operating activities on Schedule I Statement of Cash Flows amounting to $5.3 million is not an intercompany loan that requires to be repaid.  We manage our working capital centrally and such money transfers were to support parent company’s operating activities, which is why it has been classified as such on the Schedule I Statement of Cash Flows.

Critical Accounting Policies, page 74

5.	As previously requested, please clarify how you determined that you did not have two reporting segments in prior periods.

Response:  In prior periods, we considered the segment reporting requirements of SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”; however, we believed that we were engaged in only one business reporting segment, which consisted solely of our bimetallic wire business with geographic regions in China, the US and the UK.

In accordance with paragraph 3 of SFAS 131, “the objective of requiring disclosures about segment of an enterprise and related information is to provide information about the different types of business activities in which an enterprise engages and the different economic environments in which it operates to help users of financial statements: (a) better understand the enterprises’ performance; (b) better assess its prospects for future net cash flows; (c) make more informed judgments about the enterprise as a whole.”

During prior periods, we were engaged in only one business segment, consisting of our bimetallic wire business in China, the US and the UK, which is managed centrally in China by our chief operating decision maker, Chairman and CEO Mr. Fu Li, rather than separately. Furthermore, the nature of our products, services, and production processes at our US and UK facilities, along with the customer base, methods used to distribute products or provide services and the nature of the regulatory environment are nearly identical. Using the same sales force, customer service representatives and distribution channels, our US and UK operations both manufacture and sell engineered bimetallic conductor products with their primary markets being North America and Europe.

However, in 2009, we noted that US Copperweld and UK businesses have experienced substantially lower gross margins than that of the China business. Therefore, we have decided to disclose to the users of our financial statements how the geographical segment/location has impacted our operations.

Your prompt attention to this filing would be greatly appreciated.  Should you have any questions concerning any of the foregoing please contact Mitchell S. Nussbaum, of Loeb & Loeb LLP, our legal counsel at (212) 407-4159.

Sincerely,
/s/ Beihong Linda Zhang
Beihong Linda Zhang
Chief Financial Officer